SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 7 September 2009

BP p.l.c.
(Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1	Transaction in Own Shares released on 6 August 2009
Exhibit 1.2	Director/PDMR Shareholding released on 11 August 2009
Exhibit 1.3	Transaction in Own Shares released on 13 August 2009
Exhibit 1.4	Transaction in Own Shares released on 14 August 2009
Exhibit 1.5	Transaction in Own Shares released on 20 August 2009
Exhibit 1.6	Transaction in Own Shares released on 27 August 2009
Exhibit 1.7	Total Voting Rights released on 28 August 2009

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 6 August 2009

BP p.l.c. announces that on 5 August 2009 it transferred to participants in its employee share schemes 7,162 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,877,367,969 ordinary shares in Treasury, and has 18,743,302,379 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. was advised on 10 August 2009 by Computershare Plan Managers that on 10 August 2009 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £5.0975 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward     67 shares
Mr I.C. Conn            67 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy            67 shares
Mr S. Westwell        64 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 13 August 2009

BP p.l.c. announces that on 12 August 2009 it transferred to participants in its employee share schemes 7,882 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,877,360,087 ordinary shares in Treasury, and has 18,743,520,057 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 14 August 2009

BP p.l.c. announces that on 13 August 2009 it transferred to participants in its employee share schemes 580,180 ordinary shares at prices between 409.50 pence and 613.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,876,779,907 ordinary shares in Treasury, and has 18,744,122,137 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 20 August 2009

BP p.l.c. announces that on 19 August 2009 it transferred to participants in its employee share schemes 4,167 ordinary shares at prices between 386.00 pence and 487.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,876,775,740 ordinary shares in Treasury, and has  18,744,129,304 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 27 August 2009

BP p.l.c. announces that on 26 August 2009 it transferred to participants in its employee share schemes 8,720 ordinary shares at prices between 441.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,876,767,020 ordinary shares in Treasury, and has 18,744,270,534 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 28 August 2009

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,744,306,928 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,749,389,428. This figure excludes (i) 1,876,775,740 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  7 September 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary